Exhibit 12.1

ANTERO RESOURCES LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	2009	2010		2011		2012		2013

Pre-tax income (loss) from continuing operations	$(60,197)	$1,155		$456,485		$346,505		$(24,187)
Fixed charges	36,348	56,736		74,743		$97,877		$137,343
Total adjusted earnings available for payment of fixed charges	$(23,849)	$57,891		$531,228		$444,382		$113,156

Fixed charges
Interest expense, including amortization of debt related expenses	$36,053	$56,463		$74,404		$97,510		$136,617
Rental expense representative of interest factor	$295	$273		$339		$367		$726
Total fixed charges	$36,348	$56,736		$74,743		$97,877		$137,343

Ratio of earnings to fixed charges	NA (1)	1.02	X	7.11	X	4.54	X	NA	(2)

(1)        Earnings are deficient to cover fixed charges by $60,197.

(2)        Earnings are deficient to cover fixed charges by $24,187.